July 11, 2024

Denis P. Coleman III
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 102282

       Re: The Goldman Sachs Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-14965
Dear Denis P. Coleman III:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Sheara Fredman